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EMAIL:  AFREEDMAN@OLSHANLAW.COM

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June 26, 2025

VIA EDGAR AND ELECTRONIC MAIL

Shane Callaghan
Daniel Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Knighted Pastures, LLC Allied Gaming & Entertainment, Inc. (the “Company”) PREC14A Filed June 18, 2025 (the “Proxy Statement”) Filed by Knighted Pastures, LLC et al. File No. 001-38226

Dear Mr. Callaghan and Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated June 25, 2025 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Knighted Pastures, LLC and the other participants in its solicitation (collectively, “Knighted”) and provide the following responses on Knighted’s behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

PREC14A Filed June 18, 2025

General

1.	On pages 3, 25, and 31, you state that the Knighted Nominees will constitute a majority of the Board if they are all elected. Please disclose whether the election of the Knighted Nominees would result in a change of control of the Company under any agreements that the Company has entered into and quantify the effect of such change in control.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to disclose that Knighted does not believe that the election of the Knighted Nominees would result in a change of control of the Company under the Company’s publicly disclosed material agreements. Please see pages 28 and 34 of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

June 26, 2025

2.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident or disclosed in the soliciting materials. Your proxy statement contains multiple beliefs or opinions that should be recharacterized as such and supported (or deleted if support cannot be provided). The following are some examples:
•	“[The Federal Litigation] reflect[s] . . . a disregard for the stockholder franchise . . . .” (stockholder letter)

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see the cover letter to the Proxy Statement.

•	“ZH CPA, LLC [is] a small, relatively unknown accounting firm.” (pages 9 and 38)

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 9 and 38 of the Proxy Statement.

•	“On April 29, 2024, the Company filed an Amendment No. 1 to its Annual Report on Form 10-K/A . . ., but failed to report the Zhihe Transaction, the Skyline Transaction, and the Elite Transaction, despite reporting of such transactions with related persons being required under Item 13 of the Annual Report on Form 10-K, and the applicable rules of the SEC.” (page 13)

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 13 of the Proxy Statement.

•	“However, on November 12, 2024, Knighted commenced the Second Chancery Action in the Court of Chancery, which resulted in the Company eventually unwinding the Yellow River Transaction “ (page 23)

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 23 of the Proxy Statement.

3.	On the preliminary proxy card, please list the Company’s Class B director nominees in alphabetical order by last name. See Rule 14a-19(e)(4).

Knighted acknowledges the Staff’s comment and has revised the proxy card accordingly.

Proposal 3, page 36

4.	We note that you indicate in this section that abstentions will have no effect on the outcome of Proposal 3. Please revise this section to state that abstentions will be counted as votes against Proposal 3, consistent with your disclosure on page 45 and the Company’s proxy statement.

June 26, 2025

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 36 of the Proxy Statement.

Proposal 5, page 38

5.	See our last comment above. Please revise this section to state that abstentions will be counted as votes against Proposal 5, consistent with your disclosure on page 45 and the Company’s proxy statement.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 38 of the Proxy Statement.

Proposal 6, page 39

6.	See comment 4 above. Please revise this section to state that abstentions will be counted as votes against Proposal 6, consistent with your disclosure on page 45 and the Company’s proxy statement.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 39 of the Proxy Statement.

Proposal 7, page 40

7.	We note the following statement: “In sum, we believe that Mr. Li’s malfeasance and manipulation of Allied Gaming’s corporate machinery constitute sufficient cause to remove the entire Board under Delaware law” (emphasis added). Please revise to clarify that Knighted is only seeking the removal of Mr. Li through the Removal Proposal.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement to clarify that Knighted is only seeking the removal of Mr. Li through the Removal Proposal. Please see page 40 of the Proxy Statement.

Solicitation of Proxies, page 47

8.	We note the following statement on page 47: “Solicitations may be made by certain of the respective directors, officers, members and employees of certain of Knighted and the Knighted Nominees . . . .” Since the Knighted Nominees are natural persons, please revise to clarify the potential solicitors being referenced in this statement.

Knighted acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 47 of the Proxy Statement.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your assistance.

June 26, 2025

Sincerely,

/s/ Andrew M. Freedman

Andrew M. Freedman